October 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Kristin Lochhead

Michael Fay

Benjamin Richie

Jane Park

Re:	Anteris Technologies Global Corp.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted August 9, 2024

CIK No. 0002011514

On August 23, 2024, we received the following comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission on the Amendment No. 2 to the Draft Registration Statement on Form S-1 filed by Anteris Technologies Global Corp., a Delaware corporation (the “Company”), on August 9, 2024. The Company is concurrently confidentially submitting Amendment No. 3 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the bolded numbered responses set forth below correspond with the comments received from the Staff. Page references in the text of this response letter correspond to page numbers in the Registration Statement unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such terms in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted August 9, 2024

Prospectus Summary, page 1

1.	We note your revised disclosure in response to prior comment 1 and reissue in part. Please provide further detail, where appropriate, regarding the Company's design and scope of the planned pivotal clinical trial. Please note that the Summary should not include a lengthy description of your clinical trials and results. We note that this detailed information is better suited for the body of the prospectus and that your Business discussion already contains substantially the same presentation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2, 55 and 91 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 11, 2024

2.	We note your revised disclosure in response to prior comment 2 and reissue the comment. Please provide details supporting management's expectation that the total global market opportunity will reach $10 billion in 2028. Please also provide the Company's potential addressable market.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout the Registration Statement to clarify that the total global market opportunity for transcatheter aortic valve replacement in relation to severe aortic stenosis of $9.9 billion in 2028 is based upon a report the Company commissioned from Future Market Insights, Inc. With respect to the Company’s total addressable market, the Company respectfully submits to the Staff that it is unable to source data that it believes is reliable enough to provide support for any estimation of the potential addressable market and, accordingly, does not believe that such an estimate is reasonably possible at this time. Furthermore, the Company believes that the total global market opportunity for TAVR is a more useful metric for potential investors assessing the Company than the Company's potential addressable market.

Risk Factors, page 10

3.	We note your revised disclosure in response to prior comment 6 and reissue in part. Please disclose whether you have entered into any agreements with the named third parties on page 21. If so, please further revise your disclosure, here or elsewhere as appropriate, to discuss the material terms of any such agreements. If material, please file these agreements as exhibits to the registration statement or provide your analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 21 of the Registration Statement to remove references to third parties for which the agreements are not material to the Company. The Company has revised the disclosure on pages 69-70 of the Registration Statement to discuss the material terms of the agreements with the named third parties that are material to the Company, and will file the Combined Bioinformatics Master Services Agreement, dated September 1, 2021, by and between the Company and Cardiovascular Research Foundation as an exhibit to the Registration Statement. The Company respectfully submits that (i) the individual service agreements by and between the Company and QMED Consulting A/S and (ii) the Master Services Agreement by and between the Company and IQVIA Inc, are not material and are not required to be filed pursuant to Item 601(b)(10) because they are within the ordinary course of the Company’s business, the Company’s business is not substantially dependent on them, replacement services are readily available, and each is immaterial in amount and significance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 11, 2024

We rely on third parties for the supply of materials and for the design and manufacture of our products..., page 21

4.	We note your revised disclosure on page 21 that you currently rely on a limited number of suppliers to supply raw materials and other components. Please clarify whether you rely on any single-source suppliers for any raw materials used in your products. Please expand your disclosure under an appropriate heading in the Business section to identify any such suppliers on which you rely and the material terms of your agreements with such parties. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 21, 22, 69 and 70 of the Registration Statement.

Clinical Results and Trials, page 60

5.	We refer to your revised disclosure in the Summary and elsewhere in the registration statement that your trial results suggest the “favorable performance of [y]our DurAVR THV” compared with the published results of the Sapien 3 THV system developed by your competitor, Edwards Lifesciences Corporation, although your “DurAVR THV system has not been tested head-to-head against existing approved systems.” Please note that your clinical trial results or your product candidate’s performance in such trials should not be compared to other products or alternative trials unless head-to-head trials were conducted. Please revise to remove references to this comparison throughout your registration statement accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout the Registration Statement.

6.	We note your revised disclosure in response to prior comment 15, which we reissue in part. Please revise your disclosure under an appropriate heading in the Business section to discuss the data and the significance of and differences between the EOA, MPG, and DVT metrics rather than drawing conclusions from the results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 62 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 11, 2024

7.	We note your revised disclosure discussing your agreements with IQVIA Inc, Yale University, and the Yale Cardiovascular Research Group in response to prior comment 16. Please revise your disclosure to disclose the material terms of such agreements, including but not limited to, when you entered into such agreements and the aggregate amounts paid or received to date under these agreements, as applicable. If material, please file such agreements as exhibits to your registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to remove references to Yale University and the Yale Cardiovascular Research Group. The Company respectfully submits to the Staff that it does not believe that its arrangements with these entities are material to the Company’s business or operations. In addition, the Company believes that the Company’s partnership with Yale University and the Yale Cardiovascular Research Group is not material to the Company’s overall business or operations. The Company has revised the disclosure on page 71 of the Registration Statement to discuss the material terms of the agreements with IQVIA Inc., and will file the Limited Use User-Customer Agreement for AMA Physician Professional Data, dated March 29, 2018, by and between the Company and IQVIA Inc. as an exhibit to the Registration Statement.

License Agreements, page 64

8.	We note your disclosure that the sale of the distribution and manufacturing rights for CardioCel and VascuCel to LeMaitre Vascular included an exclusive intellectual property license to use your proprietary ADAPT tissue limited to the cardiovascular patch field of use. Please revise to clarify whether you entered into a license agreement with LeMaitre and if so, please disclose the material terms of such agreement, including the duration of the agreement, aggregate amounts paid or received to date under the agreement (including any up-front or execution fees), aggregate future potential milestone payments to be paid or received, royalty rates, and termination provisions, as applicable. Please also file the license agreement as an exhibit to your registration statement, if applicable, or provide your analysis as to why the agreement does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 67 of the Registration Statement, and will file the license agreement as an exhibit to the Registration Statement.

9.	We note your revised disclosure in response to prior comment 19 and reissue in part. Please revise your disclosure to specify the aggregate amounts paid or received to date (including any upfront or execution fees) under each of your supply and license agreement with 4C and material development agreement with ESIA.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 67 and 69 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 11, 2024

10.	We note your revised disclosure in response to prior comment 20, which we reissue in part. We refer to your disclosure that you contributed $0.2 million concurrently with the purchase of 30% of the equity capital stock of v2vmedtech pursuant to the stock purchase agreement. Please revise to disclose the aggregate amounts paid to date under the v2v Agreements. You also disclose that the v2v Agreements will expire one year after completion of first use of the products in an early feasibility study or any human clinical trial. Please revise to disclose the current stage of development of the products subject to the v2v Agreements and when you expect to complete an early feasibility study.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 68 of the Registration Statement.

11.	We note your reference to a source provided by Clarivate DRG relating to the expected global market for leaky valve devices in 2028. Please revise to specify the source and the citation that support your statement, including any reports or publications.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout the Registration Statement to remove the disclosure related to the Clarivate DRG data.

Intellectual Property, page 67

12.	Please revise your disclosure within this section to clarify the type of patent protection (such as composition of matter, use or process) for each patent and patent application. Please also identify the specific products or technologies to which each such patent and patent application relates. For example, we note that multiple patents and patent applications are listed in the tables with the same titles.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 72-77 of the Registration Statement. The Company respectfully notes that the specific products and technologies to which the patents and patent applications relate are set forth immediately prior to the tabular lists.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Comparison of Years Ended December 31, 2023 and December 31, 2022 Research and Development Expense, page 91

13.	We have reviewed your responses to comments 25 and 26 and note that you do not track research and development expenses related to the previously identified components. We note, however, a significant increase in research and development expense primarily due to preparatory activities related to EFS, increased clinical costs related to the enrollment of additional patients, and increased headcount related to the upscaling of manufacturing capabilities and expansion of medical affairs activities. Please revise your discussion to provide additional quantitative information and amounts related to these identified items

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 94 and 96 of the Registration Statement.

***

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

October 11, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (650) 687-4173 or jcleveland@jonesday.com or to Brad Brasser at (612) 217-8886 or bcbrasser@jonesday.com.

Very truly yours,

/s/ Jeremy Cleveland
Jeremy Cleveland
Partner, Jones Day

cc:	Wayne Paterson (Anteris Technologies Global Corp.)
Matthew McDonnell (Anteris Technologies Ltd.)
Bradley C. Brasser (Jones Day)